April 26, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: C2 Blockchain, Inc.

Form 1-A

Filed July 5, 2023

File No. 024-12295

To the men and women of the SEC:

On behalf of C2 Blockchain, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated March 1, 2024 addressed to Mr. Levi Jacobson, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form 1-A/A on January 26, 2024.

Amendment No. 2 to Offering Statement on Form 1-A

General

1. We note that in response to the first bullet of comment 2, you deleted your risk factor disclosure on page 15 that you may "diversify [your] business by mining or investing in additional cryptocurrencies...." Additionally, we note your revised disclosure on page 20 that you "plan only to mine Bitcoin." Notwithstanding these revisions, your disclosure continues to suggest that in future periods you may mine, hold or transact in crypto assets other than Bitcoin. As examples only, we note that:

•	Under "Company Information" on page 2, you state, "The Company’s business plan is to concentrate on cryptocurrency mining, primarily Bitcoins, for our own account." (Emphasis added.)

•	In the penultimate paragraph on page 16, you state, "Although we do not believe any of the cryptocurrencies [we] may own, acquire or mine are securities, there is still some regulatory uncertainty on the subject...." (Emphasis added.)

•	In the second risk factor on page 17, you state that "if any cryptocurrencies involved in our business is determined by us, the SEC or other regulatory authorities to be a security under the federal securities laws, it could result in interruption of our business operations." (Emphasis added.)
•	You state on page 19 that, "We cannot assure you that our planned mining operation for bitcoin or any other digital coin will ever happen...." (Emphasis added.)

Please revise throughout to clearly and consistently discuss your intentions to mine, invest in or transact in any crypto assets other than Bitcoin, and, if so, which ones. Alternatively, to the extent that there are none, please revise to so clarify.

COMPANY RESPONSE:

We have revised our offering statement throughout to clearly and consistently discuss our intentions to mine, invest in or transact in only bitcoin mining and no mining of any other cryptocurrencies. We have amended as exemplified by the Commission on Page 2, Page 16, Page 17, and Page 19.

2. We note your revisions in response to comments 5 and 8 at pages 2 and 20, respectively. Please further revise to include the title of the risk factor in the cross-reference, as opposed to listing only the page number.

 COMPANY RESPONSE:

We have revised to include the title of the risk factor in the cross-reference, as opposed to listing only the page number.

Cover Page

3. We note your cover page disclosure that the offering will continue until the maximum offering amount has been sold or the offering is earlier terminated. Please note that Rule 251(d)(3)(i)(F) of Regulation A allows for the offering to continue up to three years from the date of qualification. Please revise to provide the duration of the offering, as required by Item 501(b)(8)(iii) of Regulation S-K.

COMPANY RESPONSE:

We have revised to provide the duration of the offering to be three years from the date of qualification by the Commission.

Offering Circular Summary

Glossary of Defined Terms and Industry Data, page 2

4.	Please revise the glossary to include the terms "Difficulty Factor" and "Network Hash Rate," as referenced on page 20, and clearly explain their meanings so that a reader without specialized industry knowledge can understand them.

COMPANY RESPONSE:

We have revised the glossary to include the terms "Difficulty Factor" and "Network Hash Rate," as referenced on page 20 as follows:

“Difficulty Factor” — Bitcoin mining difficulty is a numerical measure of the complexity of mining Bitcoin. It indicates how hard it is for an average miner to verify blockchain transactions and earn a new Bitcoin.

“Network Hash Rate” or “Hash Rate”— Measure of the total computational power per second of all Bitcoin miners participating in the Bitcoin Network to mine and secure the Bitcoin network. The speed of mining.

Business Description, page 2

 5. We note revised disclosure in response to comment 6 and partially reissue the comment. Noting your disclosure on page 2 that the total cost per day to run ten ASIC S19 XP miners is $43.34, it is unclear how you calculated the monthly total cost to be $186.36. Please revise or advise.

COMPANY RESPONSE:

We have revised on Page 2 to state as follows: Total cost per month to run ten ASIC S19 XP miners = $43.34*365/12= $1,318.26.

Risk Factors

The time frame to breakeven on the cost of one ASIC S19 XP mining machine..., page 6

6.	We note your response to comment 8 and the added risk factor on page 6. Please revise the heading for this risk factor to specifically reference the risks that the assumptions in your breakeven analysis disclosure may turn out to be inaccurate. Also please tailor this risk factor to more specifically discuss the uncertainties and factors that may ultimately affect the accuracy of your breakeven analysis, including, without limitation, the cost of electricity, efficiency of mining hardware and impact on mining difficulty.

COMPANY RESPONSE:

We have revised as follows: “Our Breakeven Analysis may turn out to be inaccurate. The time frame to breakeven on the cost of one ASIC S19 XP mining machine is approximately 3.16 years based on approximate BTC market price of $41,000.

At an approximate BTC price of $41,000, electricity price of $0.06 kWh, hash rate of 140 TH/s, each Antminer S19 XP generates about $6.08 in earnings per day, $312.35 earnings per month or $2,218.24 in earnings per year. Estimated time line for return on investment for each Antminer S19 XP or breakeven point is approximately 3.16 years. Our assumptions in our breakeven analysis on page 20 may turn out to be inaccurate because the price of bitcoin and network hash rate are dynamic and not static as our snapshot and subject to significant swings. Further, the cost of electricity, efficiency of mining hardware and impact on mining difficulty may affect the accuracy of our breakeven analysis. The result may be that we never make a return on our investment. Therefore, you could lose your entire investment in the Company.”

The supply of Bitcoins available for mining is limited..., page 9

7.	We note your revised disclosure in response to comment 9 and partially reissue the comment. While we note that your revised disclosure discusses the relationship between mining difficulty and the network hashrate, you have not explained the basis for your expectation that "there will be a drop in hashrate as less efficient miners shut down, consequently reducing competition," as previously requested.

In this regard, your expectation appears inconsistent with your risk factor disclosure on page 10 that you may not be able to "compete as cryptocurrency networks experience increases in the total network hash rate," and that if you are unable to timely acquire additional miners, your "proportion of the overall network hash rate will decrease." Please cite any factual evidence or industry reports that support your above-referenced expectation.

COMPANY RESPONSE:

We have revised this section on Page 9 to reflect the results of the most recent halving on April 19, 2024. We have removed the inconsistent risk factor and added a “Bitcoin Halving Event” risk factor on Page 10.

Management's Discussion and Analysis, page 19

8. You disclose that, "We expect the proceeds of this offering, will be sufficient for us to implement our business plan and that no additional equity, other than the proceeds of this offering, will need to be raised over the next six months in order to implement our business plan." Please advise us of the basis for this expectation. Since this is a best efforts, no minimum offering with no assurance that all or any portion of the shares offered by you will be sold, please revise to more accurately reflect the range of possible outcomes, including the possibility that you may not raise sufficient funds to cover your offering expenses.

COMPANY RESPONSE:

We have revised in Management Discussion on Page 19 to state that we may not raise sufficient funds to cover our offering expenses since this is a best effort, no minimum offering with no assurance that all or any portion of the shares offered by us will be sold.

Description of Business, page 20

9. We note your revised disclosure in response to comment 13 and partially reissue. It is unclear what you mean by your statement on page 20 that depreciation expenses are "estimated to be 15% per year for each machine," given your disclosure that you are depreciating mining equipment over a 2.5 year life using straight line depreciation and have assumed no salvage value. Please revise to clarify or advise otherwise.

COMPANY RESPONSE:

We have revised on Page 20 to clarify.

10. Please provide citations and dates for the data you utilize for your breakeven analysis and disclosure under "Bitcoin Mining Economics" on page 20, including, without limitation, for the Difficulty Factor, Hash Rate, BTC/USD Exchange Rate and Network Hash Rate figures, as well as the recent increases in the Bitcoin Network Hash Rate that you reference.

COMPANY RESPONSE:

We have revised the offering circular on Page 20 to include citations and dates for our breakeven analysis and disclosure under "Bitcoin Mining Economics" on Page 20.

11. On page 20, we note your calculation under the "Hashes required to mine one Bitcoin" subheading that the time taken for an ASIC miner (with a hash rate of 140 TH/s) to mine one Bitcoin is approximately 1.8 years. However, there appears to be a mathematical error in this calculation. In this regard, based upon the equation and figures presented, it appears that the time taken for an ASIC miner to mine one Bitcoin would be approximately 11.8 years. Please advise or revise your calculation, as appropriate.

COMPANY RESPONSE:

 We revised this calculation under subsection Bit Coin Economics to correct the mathematical error found in “Hashes required to mine one Bitcoin” from 1.8 years to 11.8 years and subsequently throughout the remainder of the calculation.

12.	Please reconcile your disclosure under the "Bitcoin Mining Economics" subsection with your calculations of "Earnings in BTC" at various durations, as disclosed in the tables in the preceding subsections beginning with "Break-Even Analysis for One Antminer S-19 XP...." In this regard, your disclosure that one miner generates "Earnings in BTC" of approximately 0.1826679 BTC over a two-year duration appears inconsistent with your disclosure under the "Bitcoin Mining Economics" subsection that you would expect one ASIC miner to mine one Bitcoin over a duration of 1.8 years. Please revise or advise.

COMPANY RESPONSE:

 We revised Bitcoin Mining Economics subsection to correct the mathematical error from 1.8 years to 11.8 years to mine one BTC and subsequently throughout the remainder of that calculation which now matches the preceding Earnings in BTC calculations over various durations in the subsection of our Break-Even Analysis. We crosschecked the calculations by solving for the number of years to mine .1826679 BTC as an example of accuracy.

11.8 years to mine 1 BTC = x divided by .1826679 BTC

(11.8 years) (.1826679 BTC) = 2 years.

13. As a related matter, to the extent that your "Earnings in BTC" over specified durations are calculated using a different methodology than your calculations as described under the "Bitcoin Mining Economics" subsection, please revise to clearly describe how these "Earnings in BTC" amounts are calculated.

COMPANY RESPONSE:

We revised the calculations in BTC Economics subsection to correct the mathematical error from 1.8 years to 11.8 years to mine one BTC and subsequently throughout the remainder of the calculation. The calculations in Earnings in BTC under subsection of our Break-Even Analysis now match the calculations in our Bitcoin Economics subsection.

14. Please revise your discussion on page 20 regarding your breakeven analysis and under "Bitcoin Mining Economics" to address the following points:

•	Clarify whether your disclosures take into consideration the Bitcoin block reward halving expected to occur in 2024;
•	Discuss the potential impact of the decrease in the amount of Bitcoin rewards on your revenues and on the economics of your mining operations; and
•	Add a cross-reference to your related risk factor disclosure on page 9.

COMPANY RESPONSE:

Our calculations in our Break-Even Analysis and under Bitcoin Mining Economics, Page 20 do not take into account the BTC block reward halving that occurred on April 19, 2024. However, we disclose the halving and the fact that BTC has increased from our calculated fair market value of $41,000 to $66,000 and therefore we believe we will be generating a profit under these assumptions. We discussed the potential impact of the decrease in BTC rewards, and we referenced our risk factors on Page 9,“The supply of Bitcoins available for mining is limited and we may not be able to quickly adapt to new businesses when all the Bitcoins have been mined” and Page 10, “Bitcoin Halving Events”.

Date: April 26, 2024

/s/ Levi Jacobson

Levi Jacobson

Chief Executive Officer